EXHIBIT 1

FIRSTSERVICE CORPORATION

ANNUAL INFORMATION FORM
FOR THE YEAR ENDED
MARCH 31, 2007

MAY 18, 2007

TABLE OF CONTENTS

Corporate structure	3
General development of the business	3
Business description	.4
Business strategy	10
Seasonality	12
Trademarks	12
Employees	13
Minority interests	13
Dividend policy	13
Capital structure	13
Market for securities	13
Transfer agents and registrars	14
Directors and officers	15
Legal proceedings	16
Properties	17
Selected annual financial information	17
Risk and uncertainties	19
Management's discussion and analysis	19
Interest of management and others in material transactions	19
Material contracts	19
Cease trade orders, bankruptcies, penalties or sanctions	20
Conflicts of interest	20
Experts	20
Audit Committee	20
Additional information	22
Forward-looking statements	23
Exhibit “A” - Mandate of the Audit Committee	24

FIRSTSERVICE CORPORATION

ANNUAL INFORMATION FORM

MAY 18, 2007

All amounts referred to in this Annual Information Form (“AIF”) are in United States dollars unless otherwise indicated. All financial and statistical data in this AIF is presented as at March 31, 2007 unless otherwise indicated.

Corporate structure
FirstService Corporation (the “Company” or “FirstService”) was formed under the Business Corporations Act (Ontario) by Certificate of Incorporation dated February 25, 1988. The Company amalgamated with Coloma Resources Limited pursuant to a Certificate of Amalgamation dated July 31, 1988, and the amalgamated corporation continued under the name “FirstService Corporation”.

By Certificate of Amendment dated April 2, 1990, the Company: (i) consolidated each of its Class A Subordinate Voting Shares on a 30 to 1 basis and changed the designation of that class of shares to “Subordinate Voting Shares”, each such share carrying one vote; and (ii) consolidated each of its Class B shares on a 30 to 1 basis and changed the designation of that class of shares to “Multiple Voting Shares”, each such share carrying 20 votes.

Our fiscal year-end is March 31. Our Subordinate Voting Shares are publicly traded on both the Toronto Stock Exchange ("TSX") (symbol: FSV) and the NASDAQ Stock Market ("NASDAQ") (symbol: FSRV). Our head and registered office is located at 1140 Bay Street, Suite 4000, Toronto, Ontario, M5S 2B4.

The following chart sets out the significant subsidiaries of the Company. The voting securities of such subsidiaries not controlled by us are those owned by operating management of each respective subsidiary.

Name of subsidiary	Percentage of voting securities owned by FirstService	Jurisdiction of incorporation
American Pool Enterprises, Inc.	88.21%	Delaware
BLW, Inc. (d/b/a Security Services and Technologies)	84.80%	Pennsylvania
FirstService Commercial Real Estate Services, Inc. (d/b/a Colliers Macaulay Nicolls and Colliers International)	82.98%	Ontario
FirstService (USA), Inc.	100.00%	Delaware
FirstService Delaware, LLC	100.00%	Delaware
FirstService Delaware, LP	100.00%	Delaware
Intercon Security Ltd.	100.00%	Ontario
The Continental Group, Inc.	85.85%	Florida
The Franchise Company, Inc.	82.50%	Ontario
The Wentworth Group, Inc.	84.35%	Pennsylvania

General development of the business
Our origins date back to 1972 when Jay S. Hennick, the Founder and CEO of the Company, started a Toronto swimming pool and recreational facility management business, which became the foundation of FirstService. In 1993, we completed our initial public offering on the TSX, raising C$20 million. In 1995 our shares were listed on NASDAQ. In 1997, a second stock offering was completed in Canada and the United States raising US$20 million. In December 2004, a stock dividend was declared effectively achieving a 2-for-1 stock split for all outstanding Subordinate and Multiple Voting Shares.

From 1994 to present, we completed numerous acquisitions, developing and growing the service lines that exist today.

In 1996, we obtained a revolving credit facility from a syndicate of banks, which has been amended and restated at various times to the present. In 2001, we completed a private placement of $100 million of 8.06% Senior Notes due June 29, 2011 with a group of US institutional investors. In October 2003, $50 million of 6.40% Senior Notes due September 30, 2015 was issued. In April 2005, we completed a further private placement of $100 million of 5.44% Senior Notes due April 1, 2015.

In November 2004, we established a new commercial real estate services division under the “Colliers International” brand with the acquisition of CMN International Inc. (“CMN”). Generating revenues of $285 million in the year prior to acquisition and with 80 offices in twenty countries, CMN is the largest affiliate of the Colliers International commercial real estate services network. CMN’s real estate services offerings include brokerage (sale and leasing), property management, valuation and advisory services. A Business Acquisition Report filed with applicable Canadian securities regulatory authorities on February 11, 2005 in respect of the acquisition of CMN is hereby incorporated by reference herein.

During the fiscal year ended March 31, 2005, we sold the assets of Greenspace Services Ltd., our company-owned lawn care operation and two other non-strategic businesses. The combined revenues of the disposed operations for the fiscal year ended March 31, 2004, the last full year of ownership, were $39 million.

In March 2006, we disposed of Resolve Corporation, our Business Services operation, in an initial public offering of trust units in Canada for consideration comprised of cash and a 7.3% interest in the trust. The disposal marked a significant milestone in our strategy of focusing on property services businesses for future growth.

Business description
FirstService is a leader in the rapidly growing property services sector, providing services in the following areas: residential property management; commercial real estate; integrated commercial security and property improvement. Market-leading brands include Colliers International in commercial real estate; Continental, Wentworth and Merit in residential property management; California Closets, Paul Davis Restoration and CertaPro Painters in property improvement and Intercon Security and SST in integrated security.

Each service line provides near-essential services, generates a significant percentage of recurring revenues, has strong cash flows, generates strong returns on invested capital and can be leveraged through margin enhancement, cross-selling or consolidation.

Our operations are conducted through four operating segments:

Revenues by operating segment	Year ended March 31
(in thousands of US$)	2007	2006	2005	2004	2003

Commercial Real Estate Services	$608,065	$438,434	$120,535	$-	$-
Residential Property Management	423,797	346,133	275,229	228,790	203,515
Property Improvement Services	150,794	134,136	111,779	89,361	70,850
Integrated Security Services	176,476	149,063	143,160	122,748	107,548
Corporate	554	368	673	434	389
Total	$1,359,686	$1,068,134	$651,376	$441,333	$382,302

Commercial Real Estate Services
Through CMN, we are a leading international commercial real estate services provider offering a full range of commercial real estate services in the United States, Canada, Australia, New Zealand and several other countries. Operations in the United States and Canada generate approximately 65% of total revenues for this segment, while Asia-Pacific generates approximately 30%. We provide services to owners, investors and tenants, including brokerage (sale and leasing), property management and maintenance services, valuation and corporate advisory services.

Commercial real estate brokers match buyers and sellers of real estate (investors, developers or owners-users) as well as owners and tenants of space for lease in return for a commission generally based on the value of the transaction. CMN’s brokerage activities focus primarily on office, industrial, retail and multi-unit residential properties. Brokerage activities represent approximately 70% of CMN's revenues and provide opportunities for cross selling other real estate services. In calendar year 2006, through a network of 1,600 brokers across 155 offices, CMN executed transactions valued at $30 billion across a diverse client base, including corporations, financial institutions, governments and individuals. Typically, brokers earn a direct commission on individual transactions, which results in a highly variable cost structure.

Commercial property management focuses on the same client segments as brokerage; however, fees are typically multi-year fixed fee contracts that are largely recurring in nature.

CMN’s international corporate services group partners with large corporations in managing their overall portfolio and transactions. Professional staff combine proprietary technology with high level strategic planning, portfolio management, lease administration and facilities and project management. Fees in corporate services are derived from a combination of fixed fee services and transaction based brokerage fees.

Commercial real estate brokerage is cyclical and seasonal in nature, affected by external factors, including interest rates, investor and consumer confidence and other macroeconomic factors and political risk in any specific region. CMN’s revenues are somewhat seasonal in nature, with approximately 70% of transactions occurring in our second and third fiscal quarters (July through December).

CMN is the largest affiliate within the Colliers International Property Consultants (“CIPC”) alliance. Each member of the CIPC alliance licenses the right to use the “Colliers International” brand in an exclusive territory. Colliers International is recognized as one of the top 3 commercial real estate services organizations worldwide with a network of 266 offices generating over $1.6 billion in revenues in 56 countries. Membership in CIPC provides us with a global brand name and local market intelligence throughout the world to assist the international community of investors, owners and users of real estate. Members of CIPC are required, except in certain limited circumstances, to direct referrals for other regions to member firms.

Commercial real estate firms can be segmented into two tiers; (i) large global full-service firms with international research abilities, and (ii) regional and niche firms with strengths in their respective local markets. Recent industry trends have seen an increase in outsourcing from sophisticated clients with global needs, creating an opportunity for full-service global players such as CMN.

There has also been a recent trend amongst larger firms to further improve their market position through consolidation. However, the commercial real estate competitive landscape market remains highly fragmented with the top five real estate organizations combining for only about 10% of the estimated $90 billion global market.

CMN’s growth strategy is to expand the suite of complementary service offerings and geography where services are offered. This will continue to be achieved both organically and through selective acquisitions. During the year ended March 31, 2007, we completed five acquisitions of businesses providing such complementary services, including mortgage brokerage, valuations, project management and advisory services. CMN also plans to enhance its brand and service delivery through increased broker training and continued development of its proprietary market tools and research resources.

CMN’s business is subject to regulation by the countries and regions in which it operates. In most countries or regions, laws require that brokers must be licensed and conform to a code of ethics, which involves certain examinations and continuing education. In addition, CMN’s property managers are subject to regulation in the various regions in which they operate.

Residential Property Management
We are the largest manager of private residential communities in North America. Private residential communities include condominiums, cooperatives, gated communities and a variety of other residential developments governed by multi-unit residential community associations (collectively referred to as “community associations”). In total, we manage more than 750,000 residential units in 3,500 community associations in the states of Arizona, California, Delaware, Florida, Georgia, Illinois, Maryland, Nevada, New Jersey, New York, North Carolina, Pennsylvania, Texas, Virginia and the District of Columbia.

In Florida, we operate under the Continental, Service America, Prime and Sterling brands. In the mid-Atlantic region, we operate under the Wentworth, Armstrong, Cooper Square, Arco Wentworth and American Pool brands. In Arizona, we operate as Rossmar & Graham, while in Illinois we operate as Wolin-Levin. In Nevada and Texas we operate as RMI. In California, we operate as Merit, which we acquired in April 2007.

In the residential property management industry, there are two types of professional property management companies: (i) traditional property managers, and (ii) full-service property managers. Traditional property managers primarily handle administrative property management functions such as collecting maintenance fees, sourcing and paying suppliers, preparing financial statements and contracting out support services. Full-service property managers provide the same services as traditional property managers but also provide a variety of other services under one exclusive contract.

FirstService is a full-service property manager and in many markets provides a full range of services including grounds maintenance, landscaping, painting, pest control, irrigation, home service contracts, real estate sales and leasing, heating, air conditioning, plumbing and swimming pool management and maintenance. Operations are somewhat seasonal in nature, as the majority of swimming pool and grounds maintenance revenues, outside the “sunbelt” states, are earned in the first and second fiscal quarters.

The aggregate budget of all the community associations in the United States is estimated to be $40 billion. The aggregate budget of the community associations managed by FirstService is estimated at approximately $4.5 billion. Currently, FirstService accesses approximately 20% of the aggregate budget of its communities through the various services that it offers. Our strategy is to continue to add communities under management while striving to earn a greater percentage of the aggregate budget by introducing additional services and products, thereby offering our clients a single point of accountability.

Based on recent industry data compiled by the Community Associations Institute, we estimate that: (i) more than 57 million Americans, representing approximately 23.1 million households, live in condominiums, cooperatives, planned communities and other residential developments governed by multiple unit residential community associations; (ii) more than 50% of new homes currently being built in and around major metropolitan areas in the United States are within these categories; (iii) there are approximately 286,000 community associations in the United States; and (iv) the total annual operating expenses for these community associations are estimated to be $40 billion. The market is growing at a rate of approximately 3% per year as a result of the 6,000-8,000 new community associations formed each year. In addition, the growing trend from self-management to professional management, currently almost 50% of the market, is believed to at least double the effective growth rate for professional property management companies.

Typically, owners of private residential units are required to pay quarterly or monthly fees to cover the expenses of managing the condominium or homeowner association’s business activities and maintaining community properties. Historically, decision making for communities was delegated to volunteer boards of directors elected by the owners. Increasingly, these volunteer boards have outsourced the responsibility to manage the day-to-day operation and maintenance of community property to professional property management companies.

The residential property management industry is extremely fragmented and dominated by numerous local and regional management companies. Only a small number of such companies, however, have the expertise and capital to provide both traditional property management services as well as the other support services provided by full-service property managers. FirstService is the largest full-service manager of private residential communities in the United States, managing over 3% of the nation’s approximately 23.1 million units in community associations. We enjoy a competitive advantage because of our size, depth of financial and management resources, and operating expertise.

Our business is subject to regulation by the states in which we operate. In most states, laws require that property managers must be licensed, which involves certain examinations and continuing education. In addition, our residential real estate sales and leasing operations are subject to regulation as a real estate brokerage by the various states in which we operate.

Property Improvement Services
In Property Improvement Services, we provide a variety of residential and commercial services through our network of approximately 1,900 franchised and 11 Company-owned locations across North America. The principal brands in this division include California Closet Company (“California Closets”), Paul Davis Restoration, CertaPro Painters, College Pro Painters, Pillar to Post Home Inspection and Handyman Connection. During the three years ended March 31, 2007, we sold our Company-owned carpet cleaning business, our Company-owned and franchised lawn care operations, and our decorative glass treatments franchise system.

California Closets is the largest provider of installed closet and home storage systems in North America. Headquartered in San Rafael, California, California Closets has 108 franchises in the United States and Canada as well as master franchises in other countries around the world. California Closets receives royalties from franchisees based on a percentage of the franchisees’ revenues.

Paul Davis Restoration is a Florida-based franchiser of residential and commercial restoration services serving the insurance restoration industry in the United States through 221 franchises. This company provides restoration services for property damaged by natural or man-

made disasters. Paul Davis Restoration receives royalties from franchisees based on a percentage of the franchisees’ revenues.

CertaPro Painters is a residential and commercial painting franchise system with 282 franchises operating in major markets across the United States and Canada as well as master franchises in other countries around the world. CertaPro Painters focuses on high-end residential and commercial painting and decorating work and other programs for property managers who have portfolios of condominium and commercial properties. Franchisees pay CertaPro Painters either a royalty based on a percentage of revenues or a fixed monthly fee, plus administrative fees for various ancillary services.

College Pro Painters is a seasonal exterior residential painting franchise system operating in 25 states and across Canada with approximately 640 franchises. It recruits students and trains them to operate the business, including price estimating, marketing, operating procedures, hiring, customer service and safety. College Pro Painters receives a royalty from each franchisee based on a percentage of revenue. College Pro Painters’ operations are seasonal with significant revenue and earnings in the Company’s first and second quarters followed by losses in the third and fourth quarters.

Pillar to Post is North America’s largest home inspection service provider. Services are provided through a network of 491 franchises. Pillar to Post earns royalties from its franchisees based on a percentage of franchisee revenues.

Based in Ohio, Handyman Connection is North America’s leading home repair and remodeling service franchiser. Services are provided by a network of 134 franchises operating throughout the United States. Handyman Connection earns royalties from its franchisees based on a percentage of franchisee revenues.

Franchise agreements are for terms of five or ten years, with the exception of College Pro Painters where the agreements are for a term of one year. All franchise agreements contain renewal provisions that can be invoked at little or no cost.

We currently own and operate 11 California Closets franchises located in Boston, Seattle, Chicago, Jacksonville, San Francisco, Toronto, Dallas, Phoenix, Hartford, Sacramento and Fresno. These operations are referred to as “branchises”. The purpose of branchising is to reacquire well-established and profitable franchises located in large territories to accelerate growth in these territories in partnership with operating management. We intend to make several more branchising acquisitions as opportunities arise.

The franchised services industry is highly fragmented, consisting principally of a large number of smaller, single-service or single-concept companies. Due to the large size of the overall market for these services, dominant market share is not considered necessary for becoming a major player in the industry. However, because of the low barriers to entry in this segment, we believe that brand name recognition among consumers is a critical factor in achieving long-term success in the businesses we operate.

We believe that the largest franchise companies in North America have been successful because of their ability to realize economies of scale through the centralization and successful application of certain administrative functions such as finance, marketing, purchasing, training and support staffing.

Franchise businesses are subject to US Federal Trade Commission regulations and state and provincial laws that regulate the offering and sale of franchises. Presently, the Company is authorized to sell franchises in 40 states, in all Canadian provinces and in several other countries around the world. In all jurisdictions, we endeavor to have our franchisees meet or exceed regulatory standards.

Integrated Security Services
FirstService is one of North America’s largest providers of integrated security services, primarily to the commercial market, with operations in 17 branches in 10 US states and 3 Canadian provinces. Under the FirstService Security umbrella, we operate two security brands, Intercon in Canada and Security Services and Technologies (“SST”) in the United States. The FirstService Security management team is responsible for the combined North American operations, with the goal of enhancing customer service and realizing operating efficiencies.

We design, install, repair and maintain integrated electronic security systems including identification badging, access control and closed-circuit television for office buildings, commercial and industrial facilities, institutional campuses and multi-unit residential properties. Our customers include Fortune 1000 corporations, property management companies, hospitals and universities and all levels of government. Revenues are derived from installation projects, ongoing service, branch and head office upgrades, central station monitoring and maintenance.

In executing our growth strategy to date, we have focused on the development of long-term customer relationships, providing complete enterprise-wide electronic security solutions for all of our customers’ facilities and operations. Going forward, this growth strategy will be augmented by acquisitions in key US markets enabling us to add strong regional operators that are leaders in their markets, establish national service capabilities and leverage our existing national account relationships and supplier base.

In Canada, we supplement our integrated electronic security service offerings with a premium security officer service, providing highly trained manpower on-site, via mobile patrol and in response to central station calls. This full-service approach of providing both security systems expertise and security officer services has historically been a key success factor in the Canadian market, where commercial security clients often express a desire for comprehensive security services.

According to industry sources, the US security systems integration is a $4.5 billion industry growing at an annual rate of approximately 10%. Factors driving growth include:

•
The trend toward consolidation of security functions and reducing costs: Corporate and institutional security embodies a variety of independent functions (access control, physical security, employee/user security, surveillance, etc.) operating concurrently. Integrating these functions into one system is simpler, more efficient and requires fewer people and resources to operate. An integrated system may also replace a number of different legacy systems that were required to be managed independently, improving functionality and reducing operating and maintenance costs.

•
Continued development of network and information technology: Security systems are highly reliant on computer and electronic technology and have benefited from advancements in these technologies, becoming increasingly more powerful, flexible and functional. Security systems and information for multiple sites can be readily integrated and controlled from a centralized location and administered remotely.

•	Increased public awareness of security issues: Security has become a priority in the workplace, schools and other public facilities.

The security systems integration industry is highly fragmented but undergoing consolidation. The market is comprised of many small and medium-sized, and a few very large competitors. FirstService Security is the sixth largest integrated security services provider in North America.

Larger competitors are driving consolidation in response to customer demands for comprehensive solution providers with national service capabilities. Customers are moving away from developing and sourcing each of their security systems separately from several different suppliers. System integrators must be able to evaluate customer needs, design an integrated suite of systems and products that is simple and effective, and provide quality installation and service in multiple geographic locations. Critical mass and geographic reach have become increasingly important success factors in this industry.

Our strategy is to combine strong regional operators into a national network, focusing on long-term relationships with customers that have complex security needs particularly those with somewhat unique requirements, within industry verticals that we have targeted. We differentiate ourselves through superior customer service and by designing and integrating open architecture systems (versus proprietary or closed systems).

Business strategy
Operating strategy
Our objective is to increase the revenues, profitability and market position of each operating unit and subsequently acquired business, while maintaining the highest level of service to our customers. Key elements of our operating strategy are:

Senior management commitment: We strongly believe that management ownership at each of our primary operating units has contributed significantly to our ability to grow our businesses. As a result, we expect to continue our practice of encouraging strong operators of newly acquired platform businesses to retain or acquire a significant equity stake in the businesses they operate, in the form of a non-transferable direct equity ownership position, stock options or in equity-like stock value appreciation rights. In all cases, we have the right to purchase the minority interest at a formula price based on a multiple of trailing EBITDA1. Management believes that its strategy of aligning the ownership interests of operating management with those of the Company provides a powerful incentive to deliver superior financial performance.

Performance-based compensation: We use performance-based compensation programs throughout each of our businesses to attract, retain and motivate our employees. In general, senior managers receive bonuses that are based on a percentage of the amount by which their results exceed prior year EBITDA. Lower level managers’ incentives are also aligned with business unit EBITDA targets, but may include other measures deemed important for growing their business. We believe these programs are effective incentives to operating management and employees to deliver consistent, high-quality service in a cost-effective manner.

Operating efficiencies: We have been able to obtain significant operating efficiencies through the implementation of a variety of “best practices” and have achieved meaningful cost savings through certain economies of scale. We attempt to identify and refine our best practices across all of our businesses in order to benefit from the most innovative and effective management techniques. The implementation of best practices has resulted in improved labor management,

EBITDA is defined as net earnings before extraordinary items, discontinued operations, minority interest share of earnings, income taxes, interest, other income, depreciation and amortization and stock-based compensation expense. The Company uses EBITDA to evaluate operating performance. EBITDA is an integral part of the Company’s planning and reporting systems. Additionally, the Company uses multiples of current and projected EBITDA in conjunction with discounted cash flow models to determine its overall enterprise valuation and to evaluate acquisition targets. The Company believes EBITDA is a reasonable measure of operating performance because of the low capital intensity of its service operations. The Company believes EBITDA is a financial metric used by many investors to compare companies, especially in the services industry, on the basis of operating results and the ability to incur and service debt. EBITDA is not a recognized measure of financial performance under generally accepted accounting principles ("GAAP") in the United States of America, and should not be considered as a substitute for operating earnings, net earnings or cash flows from operating activities, as determined in accordance with GAAP. The Company’s method of calculating EBITDA may differ from other issuers and accordingly, EBITDA may not be comparable to measures used by other issuers.

customer service and service delivery routing. We also achieve significant savings through the volume purchasing of vehicles, insurance, group benefits, advertising and professional and financial services.

Marketing penetration and joint marketing: We capitalize on the complementary nature of our businesses by introducing new or additional services to customers with which we already have long-term contractual relationships. The complementary nature of our property services businesses also provides certain advantages when introducing a new service in a market where we have existing operations. These advantages include significant market knowledge, demographic information and the ability to share the established overhead of existing operations. Because we provide a number of property services, we are able to effectively utilize marketing data that is accumulated to conduct cost-efficient customer referral across our businesses.

Acquisition strategy
Our acquisition strategy has been developed to complement the internal growth strategies of our existing service lines and as a component of our overall growth strategy of building a significant, diversified property services business that generates recurring and predictable cash flows and earnings. The acquisition strategy entails the systematic acquisition of established, well managed, and profitable service companies operating in fragmented industries that will:

•	Enhance the market position of an existing service line, provide an entry into a new geographic region/market, or introduce a new service line; and
•	Provide a return on invested capital that exceeds our weighted average cost of capital.

Acquisitions are classified as “tuck-under” or “platform”. The majority of acquisitions that we target and complete are tuck-under acquisitions. These acquisitions are generally smaller transactions completed within an existing service line that strengthen its regional presence or competitive position through increased market share or the addition of a complementary service line. Platform acquisitions are larger transactions that either establish an existing service line in a new geographic region or provide a vehicle for FirstService to add a new service offering that can be leveraged through cross-selling of services, sharing of best practices or other synergies or through further consolidation. Each acquisition must meet strict criteria that include the following:

•	Strong, experienced management teams in place that are interested in growing their businesses and in being rewarded through performance-based compensation;
•	History of consistent profitability, supported by significant contractual revenues;
•	Non-capital intensive operations with a variable cost structure;
•	Leading positions in the markets served; and
•
In the case of platform acquisitions, one or more senior managers who wish to retain a significant minority interest in the acquired company in order to participate directly in its future growth and development as part of FirstService.

In general, platform companies continue to operate on a stand-alone basis in accordance with our operating strategy, while drawing on the resources of FirstService to facilitate future growth. Most tuck-under acquisitions are fully integrated into the operations of the service line making the acquisition.

We have historically paid approximately 4 times normalized and sustainable EBITDA (“Valuation EBITDA”) for smaller tuck-under acquisitions and slightly higher multiples for larger acquisitions. Usually, consideration is paid with a combination of cash at closing and contingent note consideration. Contingent consideration is typically issuable over a three-year contingency period, subject to achievement of the Valuation EBITDA on an averaged basis over the three-year period subsequent to closing. In the event that the actual average EBITDA is less than the Valuation EBITDA, the purchase price and contingent consideration are reduced by a multiple of the deficiency in EBITDA.

In executing acquisitions, our acquisition team works closely with operating management of our service lines to identify, negotiate and complete acquisitions. A majority of acquisitions are negotiated on an exclusive basis, without the imposition of an intermediary-controlled auction process, thereby facilitating a focused effort by FirstService to build a relationship with its prospective partner and emphasize the appropriate balance of financial and non-financial, as well as long-term and short-term attributes of the acquisition to the vendor. Notwithstanding the varied acquisition opportunities available to FirstService, management remains committed to a disciplined approach to acquisitions, including a rigorous adherence to our strict acquisition criteria and transaction structure. As well, we only allocate our financial and human resources to existing service lines for acquisitions if the management team has the capacity to integrate the acquisition and the performance of current operations is meeting or exceeding expectations.

The integration process is a critical component of all acquisitions executed by FirstService. This process is initiated during due diligence, when opportunities for integration, operational improvements and the sharing of best practices are identified and an integration plan is drafted. Post-closing, the integration plan is reviewed with management of the acquired company to ensure that it accurately captures and prioritizes the issues to be addressed. Once a buy-in has been obtained, the integration plan is finalized and a timetable established for the execution of the plan by the management of the acquired company. This is a collaborative process with a high degree of involvement from our integration team in overseeing the implementation and in monitoring progress against the timetable.

Seasonality
Certain segments of the Company’s operations are subject to seasonal variations. The demand for exterior painting (Property Improvement Services segment) and swimming pool management in the northern United States and Canada (Residential Property Management segment) is highest during late spring, summer and early fall and very low during winter. These operations generate most of their annual revenues and earnings between April and September and comprise approximately 6% of consolidated revenues.

The Commercial Real Estate Services operation generates peak revenues and earnings in the month of December followed by a low in January and February as a result of the timing of closings on commercial real estate brokerage transactions. Revenues and earnings during the balance of the year are relatively even. These brokerage operations comprise approximately 25% of consolidated revenues.

The seasonality of these service lines results in variations in quarterly revenues and operating margins. Variations can also be caused by acquisitions or dispositions, which alter the consolidated service mix.

Trademarks
FirstService’s trademarks are important for the advertising and brand awareness of all of our businesses and franchises. We take precautions to defend the value of our trademarks by maintaining legal registrations and by litigating against alleged infringements, if necessary.

In our Property Improvement Services unit, four franchise systems - California Closet Company, Paul Davis Restoration, Pillar to Post Home Inspection, and Handyman Connection - have trademarks to which value has been ascribed in the consolidated financial statements. These franchise systems have franchises in significant population centers in the United States. The value of these trademarks is derived from the recognition they enjoy among the target audiences for closet system installations, disaster restoration services, home inspections and handyman services. These trademarks have been in existence for many years, and their prominence among consumers has grown over time through the addition of franchisees and the ongoing marketing programs conducted by both franchisees and the Company.

In our Commercial Real Estate Services unit, the Colliers International trademark was identified as an acquired intangible asset. The Colliers International trademark is highly recognized in the commercial real estate industry.

Employees
We employ approximately 16,000 non-unionized employees, rising to a total of approximately 17,500 with seasonal employees in the spring and summer months.

Minority interests
FirstService owns a majority interest in all of its subsidiaries, while operating management of each subsidiary owns the remaining shares. This structure was designed to maintain control at FirstService while providing significant risks and rewards of equity ownership to management at the operating companies. In all cases, the Company has the right to “call” management’s shares, usually payable at the Company’s option with any combination of FirstService shares or cash. FirstService may also be obligated to acquire certain of these minority interests in the event of death, disability or cessation of employment of the employee or if the shares are “put” by the employee. These arrangements provide significant flexibility to FirstService in connection with management succession planning and shareholder liquidity matters.

Dividend policy
The Company does not currently pay dividends on any of its shares. The payment of dividends is at the discretion of the Board of Directors of the Company, which considers earnings, capital requirements and the financial condition of the Company, among other relevant factors. If dividends were declared, they would be payable in either US or Canadian dollars.

Capital structure
The authorized capital of the Company consists of an unlimited number of preference shares, issuable in series at the discretion of the board of directors of the Company, an unlimited number of Subordinate Voting Shares and an unlimited number of convertible Multiple Voting Shares. The holders of Subordinate Voting Shares are entitled to one (1) vote in respect of each Subordinate Voting Share held at all meetings of the shareholders of the Company. The holders of Multiple Voting Shares are entitled to twenty (20) votes in respect of each Multiple Voting Share held at all meetings of the shareholders of the Company. Each Mulitple Voting Share is convertible into one Subordinate Voting Share at the option of the holder. Effective December 15, 2004, a stock dividend was declared, effectively achieving a 2-for-1 stock split for all outstanding Subordinate and Multiple Voting Shares. As of May 18, 2007, there were 28,475,794 Subordinate Voting Shares, 1,325,694 Multiple Voting Shares and no preference shares issued and outstanding.

A summary of certain rights attaching to the Company’s Subordinate Voting Shares is set out in the section entitled “Certain Rights of Holders of Subordinate Voting Shares” contained in the Company’s Management Information Circular (the "Circular") dated May 15, 2007 filed in connection with the Company’s annual and special meeting of shareholders to be held on June 25, 2007, which section is incorporated herein by reference.

Market for securities
The Company’s Subordinate Voting Shares are listed for trading on the TSX and NASDAQ. The Company’s Multiple Voting Shares are not listed and do not trade on any public market or quotation system.

The table below details the price ranges and volumes traded of Subordinate Voting Shares on the NASDAQ in US dollars, and the TSX in Canadian dollars on a monthly basis during fiscal 2007:

	NASDAQ					TSX
Month	High price (US$	)	Low price (US$	)	Volume traded	High price (C$	)	Low price (C$	)	Volume traded
April 2006	26.75		24.11		629,200	30.78		27.43		815,700
May 2006	25.85		23.13		408,200	28.75		26.00		849,600
June 2006	26.75		24.08		406,400	29.95		26.71		551,400
July 2006	27.00		22.64		412,900	30.00		26.20		568,300
August 2006	25.82		23.57		395,700	29.00		26.40		475,500
September 2006	25.25		22.64		375,200	27.90		25.33		344,000
October 2006	24.80		22.97		467,500	27.96		26.38		543,300
November 2006	24.49		23.19		170,500	27.99		26.06		436,200
December 2006	24.57		22.81		288,300	28.23		26.30		989,400
January 2007	25.31		21.81		572,500	29.99		25.50		1,368,500
February 2007	26.00		24.73		446,400	30.40		29.22		817,200
March 2007	27.75		23.40		493,200	32.02		27.80		1,033,200

Transfer agents and registrars
The transfer agent and registrar for the Subordinate Voting Shares is Equity Transfer and Trust Company, 200 University Ave., Suite 200, Toronto, Ontario, M5H 4H1. The transfer agent and registrar for the Multiple Voting Shares is the Company at 1140 Bay Street, Suite 4000, Toronto, Ontario, M5S 2B4.

Directors and officers
Directors - The following are the directors of the Company as at May 18, 2007:

Name and municipality of residence	Age	Present position and tenure	Business experience during last five years

David R. Beatty[2,3] Toronto, Ontario	65	Director since May 2001
Corporate Director; Chair and CEO, Beatinvest Limited (an investment company); Managing Director of the Canadian Coalition for Good Governance; Professor of Strategy, Director of Clarkson Center for Business Ethics and Board Effectiveness and Professor of Strategic Management, Rotman School of Management, University of Toronto

Brendan Calder[1,2,3] Toronto, Ontario	60	Director since June 1996	Corporate Director; Professor, Rotman School of Management, University of Toronto
Peter F. Cohen[1,2,3] Toronto, Ontario	54	Director since March 1990; Chair of the Board since May 2005	President, Dawsco Capital Corp. (an Ontario-based real estate and investment company)
Bernard I. Ghert[1] Toronto, Ontario	67	Director since June 2004	Corporate Director
Jay S. Hennick Toronto, Ontario	50	Chief Executive Officer and Director since May 1988	Chief Executive Officer of the Company
Steven S. Rogers Mississauga, Ontario	51	Director since August 1989	President and Chief Executive Officer, The Franchise Company, Inc. (subsidiary of the Company)
Michael D. Harris Vaughan, Ontario	62	Director since June 2006	Senior Business Advisor, Goodmans LLP; Corporate Director; Senior Fellow, The Fraser Institute Former Premier of the Province of Ontario

1.	Member of Audit Committee
2.	Member of Executive Compensation Committee
3.	Member of Nominating and Corporate Governance Committee

Each director remains in office until the following annual shareholders’ meeting or until the election or appointment of his successor, unless he resigns or his office becomes vacant. All directors stand for election or re-election annually.

Further background information regarding the directors of the Company is set out in the sections entitled “Particulars of Matters to be Acted Upon at the Meeting - Election of Directors" and "Statement of Corporate Governance Practices" contained in the Circular, which sections are hereby incorporated herein by reference.

Officers - The following are the executive officers of the Company as at May 18, 2007:

Name and municipality of residence	Age	Present position with the Company	First became an officer
Jay S. Hennick Toronto, Ontario	50	Founder and Chief Executive Officer	1988
D. Scott Patterson Toronto, Ontario	46	President and Chief Operating Officer	1995
John B. Friedrichsen Toronto, Ontario	45	Senior Vice President and Chief Financial Officer	1998
Roman Kocur Toronto, Ontario	46	Managing Director, Corporate Development	2003
Michael Natale Toronto, Ontario	47	Vice President, Performance & Risk Management	2005
Douglas G. Cooke Toronto, Ontario	47	Vice President and Corporate Controller	1995

          The directors and executive officers of the Company, as a group, own or control 2,315,969 Subordinate Voting Shares, which represents 8.1% of the total Subordinate Voting Shares outstanding. The directors and officers, as a group, control 52.4% of the total voting rights when all Multiple Voting Shares and Subordinate Voting Shares are considered. Pursuant to the deferred share unit plan of the Company, certain directors of the Company also hold an aggregate of 6,791 deferred share units. Mr. Hennick controls all of the Company’s Multiple Voting Shares.

Mr. Rogers controls a 9% voting interest in The Franchise Company Inc., a subsidiary of the Company.

Legal proceedings
In the normal course of operations, the Company is subject to routine claims and litigation incidental to its business. Litigation currently pending or threatened against the Company includes disputes with former employees and commercial liability claims related to services provided by the Company. The Company believes resolution of such proceedings, combined with amounts set aside, will not have a material impact on the Company’s financial condition or the results of operations.

Properties
The following chart provides a summary of the properties occupied by the Company and its subsidiaries as at March 31, 2007:

(square feet)	United States (leased)	United States (owned)	Canada (leased)	Canada (owned)	International (leased)	International (owned)
Residential Property Management	383,000	312,000	5,000	-	-	-
Commercial Real Estate Services	348,000	-	254,000	-	188,000	-
Integrated Security Services	58,000	-	56,000	-	-	-
Property Improvement Services	202,000	-	35,000	-	-	-
Corporate	-	-	-	20,000	-	-

Selected annual financial information - last five fiscal years
(in thousands of US$, except per share amounts)

Year ended March 31	2007	2006	2005	2004	2003
OPERATIONS
Revenues	$1,359,686	$1,068,134	$651,376	$441,333	$382,302
Operating earnings	82,988	65,226	35,306	27,633	23,278
Net earnings from continuing operations	36,687	28,034	15,390	14,649	11,446
Net (loss) earnings from discontinued operations	(471)	41,463	7,817	4,375	6,994
Net earnings	34,863	69,497	23,207	19,024	18,440

FINANCIAL POSITION
Total assets	$816,998	$711,004	$626,728	$437,553	$389,031
Long-term debt	235,149	248,686	220,015	163,888	164,919
Shareholders’ equity	264,875	237,752	185,871	155,101	123,406
Book value per share	8.85	7.91	6.15	5.26	4.36

OTHER DATA
EBITDA (note1)	$121,356	$91,395	$58,101	$36,541	$30,815
Diluted earnings per share from continuing operations adjusted for brokerage backlog amortization and impairment loss on available-for-sale securities (note 2)	1.37	1.01	0.67	0.50	0.40

SHARE DATA
Net earnings per share
Basic
Continuing operations	$1.23	$0.93	$0.52	$0.51	$0.41
Discontinued operations	(0.02)	1.37	0.26	0.16	0.25
Cumulative effect adjustment	(0.04)	-	-	-	-
	1.17	2.30	0.78	0.67	0.66
Diluted
Continuing operations	1.14	0.87	0.49	0.50	0.40
Discontinued operations	(0.02)	1.34	0.25	0.15	0.24
Cumulative effect adjustment	(0.04)	-	-	-	-
	1.08	2.21	0.74	0.65	0.64
Weighted average shares (thousands)
Basic	29,903	30,171	29,777	28,570	27,842
Diluted	30,354	30,896	30,467	29,192	28,995
Cash dividends per share	-	-	-	-	-

Quarterly results - fiscal years ended March 31, 2007 and 2006
(in thousands of US$, except per share amounts)

Period	Q1	Q2	Q3	Q4	Year

FISCAL 2007
Revenues	$325,504	$338,681	$374,757	$320,744	$1,359,686
Operating earnings	30,351	24,873	17,504	10,260	82,988
Net earnings from continuing operations	14,133	11,973	7,757	2,824	36,687
Net loss from discontinued operations	-	-	-	(471)	(471)
Net earnings	12,780	11,973	7,757	2,353	34,863
Net earnings per share:
Basic	0.43	0.40	0.26	0.08	1.17
Diluted	0.39	0.38	0.25	0.06	1.08

FISCAL 2006
Revenues	$251,216	$272,320	$296,651	$247,947	$1,068,134
Operating earnings	24,903	24,430	12,930	2,963	65,226
Net earnings from continuing operations	10,964	11,228	5,371	471	28,034
Net earnings from discontinued operations	156	2,564	2,782	35,961	41,463
Net earnings	11,120	13,792	8,153	36,432	69,497
Net earnings per share:
Basic	0.37	0.46	0.27	1.21	2.30
Diluted	0.35	0.44	0.26	1.18	2.21

OTHER DATA
EBITDA - fiscal 2007 (note 1)	38,301	32,871	27,550	22,634	121,356
EBITDA - fiscal 2006 (note 1)	29,756	29,157	21,075	11,407	91,395

Notes
1. EBITDA is defined as net earnings before extraordinary items, discontinued operations, minority interest share of earnings, income taxes, interest, other income, depreciation and amortization and stock-based compensation expense. The Company uses EBITDA to evaluate operating performance. EBITDA is an integral part of the Company’s planning and reporting systems. Additionally, the Company uses multiples of current and projected EBITDA in conjunction with discounted cash flow models to determine its overall enterprise valuation and to evaluate acquisition targets. The Company believes EBITDA is a reasonable measure of operating performance because of the low capital intensity of its service operations. The Company believes EBITDA is a financial metric used by many investors to compare companies, especially in the services industry, on the basis of operating results and the ability to incur and service debt. EBITDA is not a recognized measure of financial performance under GAAP in the United States of America, and should not be considered as a substitute for operating earnings, net earnings or cash flows from operating activities, as determined in accordance with GAAP. The Company’s method of calculating EBITDA may differ from other issuers and accordingly, EBITDA may not be comparable to measures used by other issuers. A reconciliation of annual amounts appears below.

(in thousands of US$)
Year ended March 31	2007	2006	2005	2004	2003
Operating earnings	$82,988	$65,226	$35,306	$27,633	$23,278
Depreciation and amortization	31,587	23,578	21,107	8,586	7,537
	114,575	88,804	56,413	36,219	30,815
Stock-based compensation expense	6,781	2,591	1,688	322	-
EBITDA	$121,356	$91,395	$58,101	$36,541	$30,815

2. Adjusted diluted net earnings per share from continuing operations is defined as diluted net earnings per share from continuing operations plus the effect, after income taxes, of (i) the amortization of short-lived intangible assets acquired in connection with recent commercial real estate services acquisitions and (ii) the impairment loss on available-for-sale securities. The Company believes this measure is useful because (i) it isolates the impact of material non-recurring acquisition-related amortization expense and (ii) it eliminates the effect of a non-cash impairment of securities obtained in connection with the disposal of a business. This is not a recognized measure of financial performance under GAAP in the United States of America, and should not be considered as a substitute for diluted net earnings per share from continuing operations, as determined in accordance with GAAP. The Company’s method of calculating this measure may differ from other issuers and accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation appears below.

(in US$)
Year ended March 31	2007	2006	2005	2004	2003
Diluted net earnings per share from continuing operations	$1.14	$0.87	$0.49	$0.50	$0.40
Amortization of brokerage backlog, net of taxes	0.15	0.14	0.18	-	-
Impairment loss on available-for-sale securities, net of taxes	0.08	-	-	-	-
Adjusted diluted net earnings per share from continuing operations	$1.37	$1.01	$0.67	$0.50	$0.40

Risk and uncertainties
The Company is subject to various risks and uncertainties, which are described below in order of significance:
•	Economic conditions, especially as they relate to consumer spending.
•	Commercial real estate property values, vacancy rates and general conditions of financial liquidity for real estate transactions.
•	Extreme weather conditions impacting demand for our services or our ability to perform those services.
•	Political conditions, including any outbreak or escalation of terrorism or hostilities and the impact thereof on our business.
•	Competition in the markets served by the Company.
•	Labor shortages or increases in wage and benefit costs.
•	The effects of changes in interest rates on our cost of borrowing.
•	Unexpected increases in operating costs, such as insurance, workers’ compensation, health care and fuel prices.
•	Changes in the frequency or severity of insurance incidents relative to our historical experience.
•	The effects of changes in foreign exchange rates in relation to the US dollar on the Company’s Canadian and Australian dollar denominated revenues and expenses.
•	Our ability to make acquisitions at reasonable prices and successfully integrate acquired operations.
•	Changes in government policies at the federal, state/provincial or local level that may adversely impact our businesses.

Each of the above factors may have a material adverse affect on the Company’s business, operating results and financial condition.

Management's discussion and analysis
The section entitled “Management’s Discussion and Analysis of Results of Operations and Financial Condition” within the Company’s 2007 annual report is incorporated herein by reference.

Interest of management and others in material transactions
There are no material interests, direct or indirect, of directors or executive officers of the Company, any shareholder who beneficially owns, directly or indirectly, or exercises control or direction over more than 10% of the outstanding shares of the Company, or any known associate or affiliate of such persons in any transactions within the three most recently completed financial years of the Company or during the current financial year which has materially affected, or would materially affect, the Company.

Material contracts
On February 1, 2004, the Company, upon the review, report and recommendation of the Executive Compensation Committee of the Board of Directors of the Company, entered into a management services agreement (the "Management Services Agreement") with Jayset Capital Corp. (“Jayset”) and Jay S. Hennick. Mr. Hennick is the sole officer, director and shareholder of Jayset. The particulars of the Management Services Agreement are set out in the sections entitled "Executive Compensation - Management Contract" and "Sale of Control Agreement" contained in the Circular, which sections are incorporated herein by reference.

Cease trade orders, bankruptcies, penalties or sanctions
No director or executive officer of the Company or shareholder holding a sufficient number of securities to materially affect the control the Company is, or within the ten years prior to the date hereof has been, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity: (i) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days; (ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days; or (iii) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, other than David R. Beatty who was a director of Thistle Mining Inc. (“Thistle”) when Thistle announced on December 21, 2004 that it intended to undertake a restructuring under the Companies’ Creditors Arrangement Act. While Thistle completed its restructuring on June 30, 2005, its common shares were suspended from trading on public markets due to the restructuring until Thistle delisted in February 2006. Mr. Beatty is no longer a director of Thistle.

No director or executive officer of the Company or shareholder holding a sufficient number of securities to materially affect the control the Company has, within the last ten years: (a) become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his assets; or (b) been subject to any penalties or sanctions imposed by a court or securities regulatory authority relating to trading in securities, promotion or management of a publicly traded issuer or theft or fraud.

Conflicts of interest
Certain directors and officers of the Company are engaged in and will continue to engage in activities outside the Company and, as a result, certain directors and officers of the Company may become subject to conflicts of interest. The Business Corporations Act (Ontario) provides that in the event that a director has an interest in a contract or proposed contract or agreement, the director shall disclose his interest in such contract or agreement and shall refrain from voting on any matter in respect of such contract or agreement unless otherwise provided under the Business Corporations Act (Ontario). To the extent that conflicts of interest arise, such conflicts will be resolved in accordance with the provisions of the Business Corporations Act (Ontario).

As at the date hereof, the Company is not aware of any existing or potential material conflicts of interest between the Company and a director or officer of the Company.

Experts
The financial statements for the financial year ended March 31, 2007 have been audited by PricewaterhouseCoopers LLP, the Company’s external auditors.

Audit Committee
The Audit Committee is comprised of three members who are each “independent” and “financially literate” as required by Multilateral Instrument 52-110 Audit Committees (the “Audit Committee Rule”). The members of the Audit Committee during the year ended March 31, 2007 were Messrs. Ghert - Chair, Calder and Cohen. Mr. Ghert was appointed Chair of the Audit Committee in May 2005. The Audit Committee has the authority to conduct any investigation appropriate to fulfilling its responsibilities, and it has direct access to the external auditors as well as to anyone in the Company. The Audit Committee has the ability to retain, at the Company’s expense, special legal, accounting, or other consultants or experts it deems necessary in the performance of its duties. The Audit Committee meets at least four times annually, or more frequently as circumstances dictate.

The Audit Committee reviews the annual and interim financial statements intended for circulation among shareholders and reports upon these to the Board of Directors of the Company (the "Board") prior to their approval by the full Board. The Audit Committee is also responsible for the integrity of the Company’s internal accounting and control systems. The Audit Committee communicates directly with the Company’s external auditors in order to discuss audit and related matters whenever appropriate. In addition, the Board may defer to the Audit Committee on other matters and questions relating to the financial position of the Company and its affiliates. In fiscal 2007, the Board adopted an updated Audit Committee mandate, a copy of which is annexed hereto as Exhibit ‘A’. the Audit Committee mandate is also published on the Company’s website (www.firstservice.com).

The education and related experience of each of the members of the Audit Committee that is relevant to the performance by such members of their responsibilities on such committee is described below.

Bernard I. Ghert (Chair) - Mr. Ghert has a Masters degree in Business Administration (MBA). Mr. Ghert was President and Chief Executive Officer of The Cadillac Fairview Corporation Limited from 1981 to 1987 and President of Stelworth Investments Inc. from 1987 to 1992. Mr. Ghert has been a director of many organizations in the private and public sectors, including Cadillac Fairview, Stelworth, CT Financial and Canada Trust, Wellington Insurance, Canada Deposit Insurance Corporation, and has served as President of the Canadian Institute of Public Real Estate Companies. He is currently a director of several Middlefield Funds and is on the Advisory Board of the Office of the Superintendent of Financial Institutions. Mr. Ghert currently serves as President of the B.I. Ghert Family Foundation and is a past chair of the Mount Sinai Hospital Board of Directors.

Peter F. Cohen - Mr. Cohen is a Chartered Accountant and a former partner in an audit practice of a public accounting firm. Mr. Cohen is currently the Chair of the Board of the Company and President and Chief Executive Officer of the Dawsco Group, a private real estate and investment company owned by Mr. Cohen and his family. Mr. Cohen was a co-founder and Chair and Chief Executive Officer of Centrefund Realty Corporation, a publicly traded shopping center investment company until August 2000 when control of the company was sold. Mr. Cohen is a member of the boards of a number of private companies and charities.

Brendan Calder - Mr. Calder has been the Effective Executive in Residence & Adjunct Professor of Strategic Management at the Rotman School of Management, University of Toronto, since 2001. Between 1998 and 2000, Mr. Calder was Chair of the Board of CIBC Mortgages, Inc., the mortgage banking subsidiary of a Canadian chartered bank, and he served as that company’s President, Chief Executive Officer, and director from 1995 to 1998. Mr. Calder is also past Chair of the Peter F. Drucker Canadian Foundation and is a director of Custom Direct Income Fund and the Toronto International Film Festival Group.

The Audit Committee Rule requires the Company to disclose whether its Audit Committee has adopted specific policies and procedures for the engagement of non-audit services and to prepare a summary of these policies and procedures. The mandate of the Audit Committee provides that it is such committee’s responsibility to: (a) approve the appointment and, when circumstances warrant, discharge of the external auditor and monitor its qualifications, performance and independence; (b) approve and oversee the disclosure of all audit services provided by the external auditor to the Company or any of its subsidiaries, determining which non-audit services the external auditor is prohibited from providing and, exceptionally, pre-approve and oversee the disclosure of permitted non-audit services to be performed by the external auditor, in accordance with applicable laws and regulations; and (c) approve the basis and amount of the external auditor’s fees and other significant compensation. The Audit Committee has adopted a pre-approval policy pursuant to which the Company may not engage the Company’s external auditor to carry out certain non-audit services that are deemed inconsistent with the independence of auditors under US and Canadian applicable laws. The Audit Committee must pre-approve all audit services as well as permitted non-audit services. The Audit Committee has delegated to the Chair of the Audit Committee, who is independent, the authority to act on behalf of the Audit Committee with respect to the pre-approval of all audit and permitted non-audit services provided by its external auditor from time to time. Any approvals by the Chair are reported to the full Audit Committee at its next meeting.

In addition to performing the audit of the Company’s annual consolidated financial statements, PricewaterhouseCoopers LLP provided other services to the Company and billed the Company the following fees for each of the Company’s two most recently completed fiscal years:

(in US$) Year ended March 31	2007	2006
Audit fees (note 1)	$1,102,400	$1,477,900
Audit-related fees (note 2)	339,600	131,500
Tax fees (note 3)	147,100	322,000
All other fees (note 4)	5,000	4,600
	$1,594,100	$1,936,000

Notes:

1. Refers to the aggregate fees billed by the Company’s external auditor for audit services, including statutory and subsidiary audits. In 2006, audit fees included audits of Resolve Corporation and issuance of comfort letters in relation to the sale of Resolve Corporation.
2. Refers to the aggregate fees billed for assurance and related services by the Company’s external auditor that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported under (1) above, including professional services rendered by the Company’s external auditor for accounting consultations on proposed transactions and consultations related to accounting and reporting standards. Such fees included fees incurred in respect of: compliance with the Sarbanes-Oxley Act; due diligence and other work related to the disposition and acquisition of businesses, such work being unrelated to the audit of the Company’s financial statements; accounting consultations with respect to proposed transactions; as well as other audit-related services.
3. Refers to the aggregate fees billed for professional services rendered by the Company’s external auditor for tax compliance, tax advice and tax planning.
4. Refers to fees for software product licensing billed by the Company’s external auditor.

Additional information
Additional information, including the directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and options to purchase securities, where applicable, is contained in the Circular.

Copies of publicly filed documents of the Company, including those incorporated herein by reference, can be found through the SEDAR website at www.sedar.com. Additional financial information is provided in the Company’s consolidated comparative financial statements and Management's Discussion and Analysis for the year ended March 31, 2007.

Upon request, the Secretary of the Company will provide to any person or company:

(a)	when the securities of the Company are in the course of a distribution under a short form prospectus or a preliminary short form prospectus has been filed for a distribution of its securities:

(i)
one copy of the most recent Annual Information Form of the Company, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the Annual Information Form;

(ii)
one copy of the comparative financial statements of the Company for its most recently completed financial year for which financial statements have been filed together with the accompanying report of the auditor and one copy of any interim financial statements of the Company for any period after the end of its most recently completed financial year;

(iii)
one copy of the management information circular of the Company in respect of its most recent annual meeting of shareholders that involved the election of directors or one copy of any annual filing prepared instead of the management information circular, as appropriate; and

(iv)
one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under subparagraphs (i) to (iii); or

(b)
at any other time, one copy of any document referred to in subparagraphs (a)(i), (ii) and (iii), provided that the Company may require the payment of a reasonable charge if the request is made by a person or company who is not a shareholder of the Company.

Forward-looking statements
This Annual Information Form contains or incorporates by reference certain forward-looking statements. Such forward-looking statements involve risks and uncertainties and include, but are not limited to, statements regarding future events and the Company’s plans, goals and objectives. Such statements are generally accompanied by words such as “intend”, “anticipate”, “believe”, “estimate”, “expect” or similar statements. Our actual results may differ materially from such statements. Factors that could result in such differences, among others, are described in the section entitled “Risks and uncertainties” above.

Although we believe that the assumptions underlying our forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the results contemplated in such forward-looking statements will be realized. The inclusion of such forward-looking statements should not be regarded as a representation by the Company or any other person that the future events, plans or expectations contemplated by the Company will be achieved. We note that past performance in operations and share price are not necessarily predictive of future performance. We disclaim any intention and assume no obligation to update or revise any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.

EXHIBIT “A”

MANDATE OF THE AUDIT COMMITTEE

PURPOSE

The Audit Committee (the "Committee") is appointed by and shall assist the Board of Directors (the "Board") of FirstService Corporation (the "Company") in fulfilling its oversight responsibilities in the following principal areas: (i) accounting policies and practices, (ii) the financial reporting process, (iii) financial statements provided by the Company to the public, (iv) risk management including systems of accounting and financial controls, (v) appointing, overseeing and evaluating the work and independence of the external auditors, and (vi) compliance with applicable legal and regulatory requirements.

In addition to the responsibilities specifically enumerated in this Mandate, the Board may refer to the Committee such matters and questions relating to the financial position and operations of the Company and its subsidiaries as the Board may from time to time see fit.

MEMBERSHIP

The Committee shall consist of at least three directors appointed annually by the Board and selected based upon the following, in accordance with applicable laws, rules and regulations:

a.
Independence. Each member shall be independent in accordance with applicable legal and regulatory requirements and in such regard shall have no direct or indirect material relationship with the Company which could, in the view of the Board, reasonably interfere with the exercise of a member’s independent judgment.

b.
Financially Literate. Each member shall be financially literate or must become financially literate within a reasonable period of time after his or her appointment to the Committee. For these purposes, an individual is financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

c.
Commitment. In addition to being a member of the Committee, if a member is also on the audit committee or board of directors of other public companies or organizations, the Board shall determine that such simultaneous service does not impair the ability of such member to serve effectively on the Committee.

CHAIR AND SECRETARY

The Chair of the Committee shall be selected by the Board. If the Chair is not present, the members of the Committee may designate a Chair for the meeting by majority vote of the members present. The Secretary of the Company shall be the Secretary of the Committee, provided that if the Secretary is not present, the Chair of the meeting may appoint a secretary for the meeting with the consent of the other Committee members who are present.

MEETINGS

The times and locations of meetings of the Committee and the calling of and procedures at such meetings, shall be determined from time to time by the Chair of the Committee, in consultation with management when necessary, provided that there shall be a minimum of four meetings per year. The Committee shall have sufficient notice in order to prepare for each meeting. Notice of each meeting shall also be given to the external auditors of the Company, and meetings shall be convened whenever requested by the external auditors or any member of the Committee in accordance with applicable law.

MEETING AGENDAS

Agendas for meetings of the Committee shall be developed by the Chair of the Committee in consultation with management and the corporate secretary, and shall be circulated to the Committee members prior to any meetings.

RESOURCES AND AUTHORITY

The Committee shall have the resources and the authority to discharge its responsibilities, including the authority to engage, at the expense of the Company, outside consultants, independent legal counsel and other advisors as it determines necessary to carry out its duties, without seeking approval of the Board or management.

The Committee shall have the authority to conduct any investigation necessary and appropriate to fulfilling its responsibilities, and has direct access and authority to communicate directly with the external auditors, legal counsel and officers and employees of the Company.

The members of the Committee have the right, for the purpose of performing their duties, to inspect the books and records of the Company and to discuss such accounts and records and any matters relating to the financial position, risk management and internal controls of the Company with the officers and external auditors of the Company.

RESPONSIBILITIES

The Company's management is responsible for preparing the Company's financial statements while the external auditors are responsible for auditing those financial statements. The Committee is responsible for overseeing the conduct of those activities by the Company's management and external auditors, and overseeing the activities of any internal audit initiatives. The Company's external auditors are accountable to the Committee as representatives of the Company's shareholders.

It is recognized that members of the Committee are not full-time employees of the Company and do not represent themselves to be accountants or auditors by profession or experts in the fields of accounting or auditing or the preparation of financial statements. It is not the duty or responsibility of the Committee or its members to conduct "field work" or other types of auditing or accounting reviews or procedures. Each member of the Committee shall be entitled to rely on (i) the integrity of those persons and organizations within and outside the Company from whom it receives information, and (ii) the accuracy of the financial and other information provided to the Committee by such persons or organizations absent actual knowledge to the contrary.

The specific responsibilities of the Committee are as follows:

1.	Financial Reporting Process and Financial Statements

a.
In consultation with the external auditors and management, review the integrity of the Company's financial reporting process, both internal and external, and any major issues as to the adequacy of the internal controls and any special audit procedures adopted in light of any material control deficiencies;

b.
Review all material transactions and contracts entered into by the Company with any insider or related party of the Company, other than director, officer or employee compensation which is approved by the Compensation Committee;

c.
Review with management and the external auditors the Company’s annual audited consolidated financial statements and discuss with the external auditors all matters required to be discussed by generally accepted auditing standards (GAAS) in Canada and the United States. This would include reviewing an annual report prepared by the external auditors describing: (i) all critical accounting policies used by the Company, (ii) any material alternative accounting treatments within generally accepted accounting principles (GAAP) that have been discussed with management of the Company, including the ramifications of the use of such alternative treatments and disclosures, and (iii) any other material written communications between the external auditors and management;

d.
Following completion of the annual audit, review with management and the external auditors any significant issues, concerns or difficulties encountered and resolve any disagreements between management and the external auditors;

e.	Review the interim quarterly and annual financial statements and annual and interim press releases prior to the release of earnings information, including earnings guidance provided to analysts;

f.
Review and be satisfied that adequate procedures are in place for the review of the public disclosure of financial information by the Company extracted or derived from the Company's financial statements, other than as referred to in (f), and periodically assess the adequacy of those procedures; and

g.	Meet separately with management and with the external auditors, including at the time of the annual audit plan review with management and the external auditors.

2.	External Auditors

a.
The Committee shall require the external auditor to report directly to it and is responsible for the selection, nomination, compensation, retention, termination and oversight of the work of the external auditors engaged for the purpose of issuing an auditor's report or performing other audit, review or attest services for the Company, and in such regard recommend to the Board the external auditors to be nominated for approval by the shareholders;

b.
Pre-approve all audit engagements and the provision by the external auditors of all non-audit services, including fees and terms for all audit and non-audit engagements, and in such regard the Committee may establish the types of non-audit services the external auditors shall be prohibited from providing and shall establish the types of audit, audit related and non-audit services for which the Committee will retain the external auditors. The Committee may delegate the responsibility to pre-approve non-audit services to one of its members and any such delegated pre-approvals shall be presented to the Committee at its next scheduled meeting ;

c.	Review and approve the Company’s policies for the hiring of partners and employees and former partners and employees of the external auditing firm;

d.	Consider, assess and report to the Board with regard to the independence and performance of the external auditors; and

e.
Request and review annually a report by the external auditors regarding the auditing firm's internal quality-control procedures, any material issues raised by the most recent internal quality-control review of the auditing firm, or by any inquiry or investigation by governmental or professional authorities, within the past five years.

3.	Internal Controls and Risk Management

a.
Oversee management's design, implementation and evaluation of the Company's internal controls over financial reporting, including compliance with the requirements of the Sarbanes-Oxley Act. Receive and review reports from management and the external auditors with regard to the reliability and effective operation of the Company's accounting systems and internal controls;

b.	Discuss with management the Company's approach to risk assessment and management, controls over fraud and assessment of the need for internal auditing;

c.
Establish policies and procedures for the confidential, anonymous submission by employees of the Company of any concerns regarding questionable accounting or other acts and for the receipt, retention and treatment of complaints received regarding accounting, internal accounting controls or auditing matters.

4.	Legal and Regulatory Requirements

a.
Receive and review timely analysis by management of significant issues relating to public disclosure and reporting, including, prior to finalization, the Management's Discussion and Analysis and Annual Information Form;

b.	Prepare the report of the Committee required to be included with the Company’s periodic filings; and

c.	Assist the Board in the oversight of compliance with legal and regulatory matters.

5.	Additional Responsibilities

a.
Report regularly to the Board, including on matters such as the quality and integrity of the Company's financial statements, compliance with legal and regulatory requirements, the results of any internal audit initiatives, including evaluation of internal controls over financial reporting for purposes of compliance with Sarbanes-Oxley, and the performance and independence of the external auditors; and

b.	Reassess annually the adequacy of the Committee’s Mandate and prepare and review with the Board an annual performance evaluation of the Committee.